UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at May 12, 2010

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Philip Kotze
Director

Date: May 12, 2010

Print the name and title of the signing officer under his signature

ANOORAQ ANNOUNCES RESULTS FOR THE PERIOD ENDED MARCH 31, 2010

Bokoni completes labour restructuring and lays the foundation for future production growth

May 12, 2010. Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces its production and financial results for the three months ended March 31, 2010. This release should be read with the Company's Financial Statements and Management Discussion & Analysis, available at www.anooraqresources.com and filed on www.sedar.com

Highlights for the quarter:

•        Completion of labour restructuring
•        Foundation laid for production growth from April 2010
•        Absolute operating costs continue to decrease
•        Cash operating margin increases by 33%
•        1.5 million fatality free shifts achieved

The first quarter of the 2010 financial year was primarily focused on the completion of a significant labour restructuring at Bokoni Platinum Mines ("Bokoni"). The restructuring programme was successfully concluded by March 31, 2010, some three months after labour restructuring agreements were reached with the Bokoni trade unions in December 2009.

Philip Kotze , President and Chief Executive Officer ("CEO") of Anooraq, commented:

"Implementation of the labour restructuring was a cornerstone for our turnaround strategy at Bokoni, which we identified when assuming operational control at Bokoni. Now that the labour restructuring is behind us we can start to focus on production volume growth, while at the same time maintaining our track record on absolute cost reductions, thereby improving margins moving forward."

"I am very pleased with the efficiency and speed with which the restructuring was implemented. Some 840 people, representing a quarter of our own employee workforce, were affected through the restructuring process. Despite certain disruptions at the operations and lost shifts arising from the restructuring, the platform has now been laid to grow the Bokoni production base and our second quarter results should begin to demonstrate improved production volumes at the operations."

Review of operational and financial performance

The results for the quarter ended March 31, 2010 reflect the performance at Bokoni for the third operational quarter under Anooraq management.

Safety
The increase in the Bokoni lost time injury frequency rate ("LTIFR") from 1.04 to 1.2 (per 200,000 hours worked) quarter-on-quarter remains a focus area for the management team and a number of on-mine initiatives are being implemented to improve safety performance. The Company is pleased to report that Bokoni achieved 1.5 million fatality free shifts during the quarter.

Labour restructuring
A significant labour restructuring at Bokoni commenced in January 2010 and was completed by March 31, 2010. The labour restructuring included:

•         840 persons moved between positions;
•         374 persons moved from services into production;
•         153 retrenchments;
•         103 dismissals resulting from unprotected industrial action; and
•         6 production shifts lost as a result of labour unrest.

With the labour restructuring complete, Bokoni will now start increasing the number of stoping teams on site and it is anticipated that by year-end stoping teams will have increased by 40%, from 70 teams currently to 98 teams in total.

Production
Tonnes milled decreased 8% during the quarter to 229,344, whilst metal output decreased 13% to 26,677 4E Platinum Group Metals ("PGM (4E)") ounces. Although the delivered grade remained constant at 4.39g/t PGM (4E), the built up head grade dropped to 4.05 g/t PGM (4E), mainly as a result of a number of unplanned concentrator plant stoppages and issues associated with irregular concentrate dispatch during the quarter. The issues associated with unplanned plant stoppages have now been rectified.

Metal	Q4 2009 Production	Q1 2010 Production	Variance
Platinum (oz)	16,132	14,270	(12%)
Palladium (oz)	11,498	9,867	(14%)
Rhodium (oz)	1,816	1,622	(11%)
Gold (oz)	1,065	917	(14%)
Nickel (t)	241	189	(22%)
Copper (t)	143	115	(20%)

Development
Total development metres remained constant at 3,140 metres for the quarter. Development remains a key focus area at the operations as production volume is scaled up from April 2010 and onward. Immediately available ore reserves increased to 15 months during the quarter.

Costs
Although unit costs deteriorated as a result of lower production volumes to ZAR987/ton (C$137/ton) and ZAR8,516/PGM oz (C$1,180/PGM oz), absolute costs continued to decrease by 9% quarter-on-quarter from C$32,702 to C$29,606.

The unit cost trend should improve during the second quarter of 2010, as production volumes increase. The Company remains committed to achieving its first cost reduction target of ZAR905/ton (C$125/ton) and ZAR6,700/PGM oz (C$928/PGM oz) by June 2010.

Revenue
Revenue for the quarter decreased by 8% from C$34.823 million for the quarter to December 2009, to C$32.206 million as a result of reduced production volumes.

Metal prices continued to improve through the quarter with the average gross PGM (4E) basket price at Bokoni rising 14% to US$1,200/oz and ZAR9,019/oz, respectively. The average exchange rate achieved for the period was ZAR7.52:US$1.00 (Q4: ZAR7.49:US$1.00), representing a 1% weakening quarter-on-quarter.

Profitability
As a result of continuing absolute cost reductions and improving metal prices, operating margins improved at Bokoni. Cash operating margins increased by 33% and Bokoni produced an operating profit of C$2.6 million for the quarter, representing a 23% improvement quarter-on-quarter.

The Company's basic and diluted loss per share narrowed to C$0.02 cents per share for the quarter (Q4 2009: C$ 0.03 cents per share).

Capital expenditure
Capital expenditure for the quarter was ZAR43.2 million (C$6.0 million), in line with the Company's guidance on capital expenditure through to 2012.

As a consequence of improved profitability margins and containing capital spend at the operations, the Company's drawdown on the Anglo Platinum operating cashflow shortfall facility ("OCSF") was reduced by 73% when compared with the previous quarter. Anooraq has managed to achieve reduced drawdowns on its OCSF facility for a third consecutive quarter as follows:-

Quarter	Drawdown for quarter (ZAR m)	Total drawdown (ZAR m)
Q3 2009	114	114
Q4 2009	80	194
Q1 2010	28	222

Cash and facilities
The Company held cash-on-hand at the end of the period of C$28 million (ZAR202 million) and has access to medium-term debt facilities of approximately C$73 million (ZAR527 million) in order to finance its share of the three-year high growth plan at Bokoni.

Results presentation: conference call details
Philip Kotze, President & CEO of Anooraq Resources, will host a conference call to discuss the Company's operational and financial results for the quarter ended March 31, 2010 at 10:00 Eastern Standard Time ("EST") (16:00 Central African Time ("CAT")) on Wednesday, May 12, 2010. The dial-in details for the conference call are listed below. . A playback will be available for three days after the call on the Company's website at www.anooraqresources.com. The presentation to be used during the call will be available for downloading at 09:00 EST (15:00 (CAT)) on Wednesday, May 12, 2010.

Conference call
Johannesburg, South Africa	16:00 (local time)	Toll	011 535 3600
		Toll-free	0800 200 648

London, United Kingdom	15:00 (local time)	Toll-free	0800 917 7042

New York, United States	10:00 (local time)	Toll	1 412 858 4600
		Toll-free	1 800 860 2442

Toronto, Canada	10:00 (local time)	Toll-free	1 866 605 3852

Playback facility
SA & Other	Code 2159#	Toll	+27 11 305 2030

United Kingdom	Code 2159#	Toll-free	0808 234 6771

United States & Canada	Code 2159#	Toll	+1 412 317 0088

For and on behalf of the Board

Philip Kotze, President and Chief Executive Officer                De Wet Schutte, Chief Financial Officer

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa on +27 11 883 0831 or in North America on +1 800 667 2114.

Anooraq Resources Corporation Philip Kotze President and Chief Executive Officer Office: +27 11 779 6800 Mobile: +27 83 453 0544

Joel Kesler
Executive: Corporate and Business Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 927 8957

Macquarie First South Advisers
Melanie de Nysschen
Office: +27 11 583 2000

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This document contains "forward-looking statements" that were based on Anooraq's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:
•         uncertainties and costs related to the Company's exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•         uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•         uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•         operating and technical difficulties in connection with mining development activities;
•         uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
•         uncertainties related to unexpected judicial or regulatory proceedings;
•         changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
°         mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
°         expected effective future tax rates in jurisdictions in which our operations are located;
°         the protection of the health and safety of mine workers; and
°         mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•         changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
•         unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•         changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;
•         geopolitical uncertainty and political and economic instability in countries which we operate; and
•         labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.